Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 16 DATED APRIL 15, 2013
TO THE PROSPECTUS DATED AUGUST 23, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 23, 2012, Supplement No. 12 dated February 28, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 13 dated March 1, 2013, Supplement No. 14 dated March 13, 2013 and Supplement No. 15 dated April 2, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.; and
(2)	the indirect change of control of our advisor, property manager and dealer manager.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. As of April 11, 2013, we had accepted investors’ subscriptions for, and issued, approximately 1.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $29.2 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of April 11, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Indirect Change of Control of Our Advisor, Property Manager and Dealer Manager
The following information should be read in conjunction with the “Questions and Answers About This Offering — What is the experience of your sponsor and advisor in managing commercial real estate?” section on page 3 of our prospectus, the “Prospectus Summary — Our Sponsor and Advisor” section on page 19 of our prospectus, the “Prospectus Summary — Our Dealer Manager” section on page 20 of our prospectus, the “Prospectus Summary — Conflicts of Interest” section on page 29 of our prospectus, the “Our Structure and Formation” section beginning on page 99 of our prospectus, the “Management — The Advisor” section beginning on page 107 of our prospectus, the “Management — The Advisory Agreement” section beginning on page 111 of our prospectus, the “Management — Affiliated Dealer Manager” section on page 116 of our prospectus, the “Conflicts of Interest” section beginning on page 129 of our prospectus and all similar discussions appearing throughout our prospectus:
On April 5, 2013, Cole Credit Property Trust III, Inc. acquired Cole Holdings Corporation pursuant to a transaction whereby Cole Holdings Corporation merged with and into CREInvestments, LLC (“CREI”), a wholly-owned subsidiary of Cole Credit Property Trust III. Prior to the merger, Cole Holdings Corporation was wholly owned by Mr. Christopher H. Cole, our chairman of the board, chief executive officer and president. Cole Holdings Corporation was also an affiliate of our sponsor, the parent company and indirect owner of Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, our advisor, and the indirect owner of Cole Capital Corporation, our dealer manager. As a result of the merger, our advisor and dealer manager are now wholly-owned by CREI. Also in connection with the merger, the property management services previously performed for us by Cole Realty Advisors, Inc. have been assigned to CREI Advisors, LLC, a wholly-owned subsidiary of CREI. Despite the indirect change in control of our advisor and dealer manager, and the assignment of these property management services to CREI Advisors, LLC, we expect that the advisory, dealer manager and property management services we receive will continue without any merger related changes in personnel or service procedures.

INAV-SUP-16A